SPLIT MOUNTAIN PRODUCTIONS INC.
Balance Sheet
(Unaudited)

	May 31, 2017
ASSETS	
Current Assets	
Cash	$ 500
Total current assets	500
TOTAL ASSETS	$ 500
LIABILITIES AND EQUITY	
Liabilities	$ -
Equity	
Common Stock, 100,000,000 shares authorized, 5,000,000 outstanding	500
Retained earnings	-
Total Equity	500
TOTAL LIABILITIES AND EQUITY	$ 500



David H Greene

Chief Operating Officer